EXHIBIT 19.1

BLUELINX HOLDINGS INC.
INSIDER TRADING POLICY
As adopted effective August 14, 2014
(Updated November 20, 2024)
To:    All Directors, Officers, Employees and Consultants
From:    The Board of Directors (the “Board”) of BlueLinx Holdings Inc. (“Company”)
Overview
Our shares of common stock are listed and traded on the New York Stock Exchange. As a result, we have a responsibility towards our stockholders to establish rigorous internal procedures regarding our internal flow of information as well as from us to the public.
Our directors, officers and many of our employees hold shares of our common stock and options to purchase shares of our common stock. Under United States securities laws, we are required to take steps to ensure that director, officer and employee decisions regarding the purchase and sale of shares of our common stock are made only on the basis of the same level of information as is available to other stockholders. Specifically, we are required to take steps to ensure that directors, officers and employees do not trade on “inside information.”
The Board has adopted the following Insider Trading Policy. The Insider Trading Policy applies to all our directors, officers, employees and consultants and arises from our legal and ethical responsibilities as a public company. The Insider Trading Policy applies to all transactions in our securities or, as noted in paragraph 1 below, another public company’s securities, including shares of common stock, restricted stock, options for common stock and any other securities we issue from time to time, such as preferred stock, equity units, warrants and convertible debentures, as well as to derivative securities relating to shares of our common stock, whether or not issued by us, such as exchange-traded options. Any questions regarding this Insider Trading Policy should be directed to the General Counsel & Corporate Secretary.
1.    Prohibition Against Trading on Material Non-Public Information. If you are aware of material non-public information relating to the Company, or of material non-public information relating to another publicly-traded company that you learned as part of your employment with the Company (collectively, often called “inside information”), you are prohibited from trading in our or such other company’s securities, directly or indirectly, and from disclosing such information to any other persons (including relatives, friends, brokers, investment advisers, etc.). This prohibition also applies to your spouse, members of your immediate family sharing the same household as you and any trust, partnership or other entity the investments of which you or any of the foregoing have direct or indirect power to control. The term “immediate family” means any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and includes adoptive relationships. However, this prohibition does not prevent you from trading under a written plan (a “Rule 10b5-1 plan”) that has been adopted in conformity with Rule 10b5-1 (“Rule 10b5-1”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and approved in accordance with this Insider Trading Policy.
Any information, positive or negative, is “material” if it would be expected to (a) affect the decision of a reasonable investor in determining whether to purchase, sell or hold securities or (b) significantly alter the market price of securities. Information may be material for this purpose even if it would not alone determine the investor’s decision. While it may be difficult under this standard to determine whether particular non-public information is material, there are various categories of information that are particularly sensitive and as a general rule, should always be considered potentially material. Examples of such information may include:
    a potential business acquisition, sale of assets or joint venture;
    major financing;
    internal information about revenues, earnings or other aspects of financial performance that departs in any way from what the market would expect based upon prior disclosures;
    important business or management developments or changes;
    major events regarding our securities, such as a stock split, dividend or offering of securities;
    major litigation or government investigation;
    the acquisition or loss of a major customer; or
    an important transaction.
We emphasize that this list is merely illustrative.
Information may be considered “non-public” if it has not been disseminated in our or another company’s filings with the Securities and Exchange Commission (the “SEC”) or in our or another company’s annual reports to stockholders or has not been the subject of a prior widely disseminated press release by us or such other company. Unless we or such other public companies publicly confirm information reported in wire service dispatches and other news media, market letters or other third-party sources, such information may still be considered nonpublic. You should be aware that it is our policy not to comment on such information.

Once material information is publicly disseminated, trading in our securities can occur after a lapse of one full trading day. For example, if an announcement is made before the commencement of trading on a Monday, a director, officer or employee may trade in our common stock starting on the Tuesday of that week, because one full trading day would have elapsed by then (all of Monday). If the announcement is made on Monday after trading begins, directors, officers and employees may not trade in our common stock until Wednesday.
It is impossible to overstate the importance of understanding and complying with the insider trading laws. You need not be a director or officer to be subject to the insider trading laws. Any employee or consultant is subject to prosecution for a violation.
Please consult our General Counsel & Corporate Secretary if you are uncertain whether information is material or when trading in our securities may commence following an announcement.
2.    Restricted Periods. Our directors, officers and certain other employees and consultants whom our General Counsel & Corporate Secretary has notified due to their position with us as officers and/or their access to financial and other inside information, which may include, but is not limited to, those individuals holding the positions set forth on Exhibit A hereto (collectively, the “Restricted Group”), should not trade any of our securities, except during an “open trading window period.” The open trading window period begins one full trading day after we have publicly announced the financial results for the quarter (or for the full year with respect to the fourth quarter) and ends 15 calendar days prior to the end of the subsequent quarter. The announcement date of the quarterly results varies but occurs normally toward the beginning of the second month following the end of the fiscal quarter. For example, if our first quarter results are publicly announced at 5:30 p.m. on Monday, May 2nd, trading would be permissible from May 4th until the close of trading on the day that is 15 calendar days prior to the end of the second quarter. This restriction on trading is intended to prevent any implication that knowledge of the second quarter results could affect trading.
In certain special circumstances, on a case-by-case basis, our General Counsel & Corporate Secretary, upon the advice of outside counsel, may authorize trading in our securities by a member of the Restricted Group outside of the open trading window period due to financial hardship or other hardships, but only if: (i) the member of the Restricted Group who wishes to trade has, at least two days prior to the anticipated trade-date, notified our General Counsel & Corporate Secretary in writing of the circumstances of the hardship and the amount and nature of the proposed trade(s) and (ii) the person trading is not in possession of material, nonpublic information concerning us and has certified that fact in writing to our General Counsel & Corporate Secretary.
The Restricted Group also includes all such persons’ spouses, members of their immediate families sharing the same household and any trust, partnership or other entity the investments of which any of the foregoing have direct or indirect power to control.

We may also impose event specific restricted periods during which the Restricted Group may not trade any of our securities. Such event specific restricted periods may be imposed during what would otherwise be an open trading window period and could extend indefinitely. Notice of the commencement of any such event specific restricted period will be provided by the General Counsel & Corporate Secretary (without necessarily describing the event causing the restriction) and such restricted period will continue until notice that it has terminated is delivered by the General Counsel & Corporate Secretary.
Note that the limitations in Section 1 above relating to material non-public information remain applicable even during periods when trading is otherwise permitted by this Section 2. The two sections apply independently. In other words, you are not permitted, even during an open trading window period, to trade if you are in possession of material non-public information.
In some circumstances, standing trading orders to buy or sell our securities extend beyond the open trading window period into the restricted period. As a result, our employees could be in the position of buying or selling our common stock based on such pre-existing orders during the restricted period or while in possession of material, non-public information, each of which is a violation of this Insider Trading Policy. Consequently, members of our Restricted Group should not place trading orders with brokers that extend into blackout periods and must immediately cancel any such orders that inadvertently extend into blackout periods to prevent trades after close of the applicable open trading window period. Rule 10b5-1 plans (as described below), which generally may operate without regard for open trading windows or restricted periods, are the appropriate vehicle for such automated trading programs.
Finally, no officer may trade, even during periods otherwise permitted under this Section 2, without first complying with the pre-clearance procedures described in Section 4 below.
3.    Exception for Rule 10b5-1 Plans. Assuming compliance with Rule 10b5-1 and this Insider Trading Policy, under certain Rule 10b5-1 plans, the trading window (and restricted period) restrictions are not applicable, as further described herein.
The SEC adopted Rule 10b5-1 to assist insiders of public companies in planning and carrying out personal trading programs reducing the risk of violating insider trading laws. Rule 10b5-1 provides that an insider who trades securities while aware of material, nonpublic information does not violate Section 10(b) and Rule 10b-5 if the trading (i) is in conformity with a binding contract, instruction or written plan that is adopted in good faith, put into place at a time when the insider is not aware of material, nonpublic information and includes the certifications required by Rule 10b5-1, and (ii) does not begin until after the applicable “cooling-off” period mandated by Rule 10b5-1.1 Thus, from time to time, there may be trading under Rule 10b5-1 plans pursuant to which certain insiders can trade our securities without certain restrictions including trading windows and blackout periods as set forth herein.
1 The “cooling-off” period for directors and officers ends on the later of 90 days after the adoption of the Rule 10b5-1 plan and two business days following the disclosure of our financial results in a Form 10-Q or Form 10-K for the fiscal quarter in which the plan was adopted, subject to a maximum of 120 days after adoption.

Any person seeking to implement a Rule 10b5-1 plan must submit the plan in advance to the General Counsel & Corporate Secretary for legal compliance evaluation. Proposed Rule 10b5-1 plans may become operative only after all such reviews have been completed and the “cooling-off” period has elapsed. In addition, Rule 10b5-1 generally restricts the use of multiple overlapping Rule 10b5-1 plans and imposes certain requirements and restrictions on the modification or termination of Rule 10b5-1 plans once entered. Therefore, any person seeking to modify or terminate an existing Rule 10b5-1 plan must consult with the General Counsel & Corporate Secretary in advance.
Although Rule 10b5-1 may help insiders avoid liability under Rule 10b-5, it does not eliminate the requirements and prohibitions contained in other relevant securities laws. Also, Rule 10b5-1 plans must comply with the Section 16 reporting requirements and short-swing liability rules under the Exchange Act, as discussed later in this Insider Trading Policy, and entering into or terminating a Rule 10b5-1 plan (or similar plan) must be publicly reported by us on a quarterly basis.
4.    “Short-Swing” Transactions, Filing of Reports for Persons Subject to Section 16 of the Securities Exchange Act of 1934, and Pre-Clearance Requirements. The federal securities laws contain provisions relating to a so-called “short-swing” transaction, which, in simplified terms, refers to a purchase followed by a sale, or a sale followed by a purchase, within any six-month period. Only our directors, executive officers and greater than 10% beneficial owners of our securities (“Section 16 Insiders”) are covered by the laws relating to “short-swing” transactions.
The SEC has adopted complex rules, which, among other things, create potentially onerous liability for profits arising from prohibited “short-swing” transactions by Section 16 Insiders. Liability for these transactions is automatic in the sense that actual use of “inside” information need not be shown. Also, neither lack of familiarity with the rules nor inadvertent noncompliance will excuse a violation. These SEC rules also establish various reporting obligations for transactions effected by Section 16 Insiders. Section 16 of the Exchange Act requires our Section 16 Insiders to file certain beneficial ownership reporting forms on Forms 3, 4 and 5 (the “Section 16 Reports”) by the second business day following a transaction that effects a change in the ownership of our securities.
With regard to our Section 16 Insiders, it is our position that the only employees covered by these SEC rules at this time are the officers specifically designated for the purpose by our Board of Directors. Our non-“Section 16” officers should, however, be aware that such Board of Directors action does not, of itself, immunize them from possible liability under the SEC rules. Because of their access to our material non- public information, the frequent buying and selling of our securities by any officer can create an appearance of impropriety. As a result, even officers and employees who are not subject to these SEC short-swing transaction and reporting rules are nonetheless discouraged by our Insider Trading Policy from “short-swing” transactions.

Given the short time frame for Section 16 Insiders to file their Section 16 Reports, and to help address these other items, it is our policy that all transactions in our securities (including a benefit plan transaction such as a cashless option exercise, a gift, a charitable donation, a contribution to a trust or any other transfer), by any officer or his or her family members, must be cleared with our General Counsel & Corporate Secretary and our Chief Executive Officer, and reported by the General Counsel & Corporate Secretary or Chief Executive Officer to both the Chairperson of the Board and the Chairperson of the Nominating & Governance Committee of the Board of Directors, in advance. However, any insider subject to an existing Rule 10b5-1 plan generally is not restricted by this pre-clearance requirement. A request for pre-clearance should be submitted to the General Counsel & Corporate Secretary at least two business days in advance of the proposed transaction to allow sufficient time for pre-clearance and notification. A determination will be made whether the transaction may proceed, and that determination will be communicated by the General Counsel & Corporate Secretary to the requesting officer. These procedures will help prevent inadvertent violations of the federal securities laws, will help avoid the appearance of insider trading and will prevent potentially embarrassing proxy disclosures.
In addition, Section 16 Insiders shall report in writing to the General Counsel & Corporate Secretary any transactions in our securities effected pursuant to a Rule 10b5-1 plan.
5.    Confidentiality Generally. Serious problems could be caused for us by unauthorized disclosure of inside information about us (or confidential information about our customers or vendors), whether for the purpose of facilitating improper trading in our stock. Our personnel should not discuss our internal matters or developments with anyone outside of the Company, except as required in the performance of regular corporate duties and should only discuss material inside information with other employees on a “need to know” basis.
This prohibition applies specifically (but not exclusively) to inquiries about us that may be made by the financial press, investment analysts or others in the financial community. It is important that all such communications on behalf of the Company be made only pursuant to our public disclosure policies. Unless you are expressly authorized to the contrary, if you receive any inquiries of this nature, you should decline comment and refer the inquiry to our Director, Investor Relations, our primary spokesperson.
6.    Information About Other Companies. In the course of your employment, you may become aware of material non-public information about other public companies — for example, other companies with which we have business dealings. You are prohibited from trading in the securities of any other public company at a time when you are in possession of material non-public information about such company.
7.    Tipping. Improper disclosure of material non-public information to another person who trades in shares of our common stock (so-called “tipping”) is also a serious legal offense by the tipper and a violation of the terms of this Insider Trading Policy. If you disclose material non-public information about us, or material non-public information about any other public company which you acquire in connection with your employment with us, you may be fully responsible legally for the trading of the person receiving the information from you (your “tippee”) and even persons who receive the information directly or indirectly from your tippee. Accordingly, in addition to your general obligations to maintain confidentiality of information obtained through your employment and to refrain from trading while in possession of material non-public information, you must take utmost care not to discuss confidential or material non-public information with family members, friends or others who might abuse the information by trading in securities.
8.    Limitation on Certain Trading Activities. We encourage directors, officers and employees to own our securities as a long-term investment at levels consistent with their individual financial circumstance and risk bearing abilities, but also to be aware of the various limitations imposed by the securities laws on transactions in our securities by insiders. The federal securities laws make it unlawful for our Section 16 Insiders to make any short sale of shares of our common stock. It is also against this Insider Trading Policy for any of our employees (whether an officer or otherwise) to affect short sales in shares of our common stock. This is equally true in the case of short sales “against the box,” i.e., where the employee holds a number of shares of our common stock at least equal to the number of such shares of common stock sold short. Short sales tend to be speculative in nature and usually reflect a profit objective inconsistent with that of our stockholders generally.
It is also our policy that all officers, directors and employees refrain from writing either call options to purchase shares of our common stock or put options to sell such shares of common stock. Transactions of this kind may be analogous to short sales or may reflect a profit objective inconsistent with that of our stockholders. Moreover, under the SEC’s rules governing “short-swing” transactions, the writing by a Section 16 Insider of a call or put with respect to our securities would constitute the sale or purchase, respectively, of the underlying securities. Likewise, exercise by the purchaser, or expiration without exercise, of the put or call within six months would expose such officer to “short-swing” liability.
It is also our policy that all officers, directors and employees refrain from transactions in publicly traded puts and calls with respect to shares of our common stock. Under the SEC’s “short-swing” rules, puts and calls are “derivative securities” that are treated the same as the shares of common stock itself. Typically, publicly traded puts and calls expire within six months and their purchase and sale within that period would therefore give rise to liability exposure on the part of Section 16 Insiders subject to the SEC’s rules. In any event, transactions in these derivative securities are more analogous to speculation than genuine investment in the shares of our common stock.
It is also our policy that all directors, officers and employees are prohibited from engaging in hedging or monetization transactions, such as collars, equity swaps, prepaid variable forwards and exchange funds with respect to our common stock. These transactions allow the director, officer or employee to continue to own the covered securities, but without the full risks and rewards of ownership. When that occurs, the director, officer or employee may no longer have the same objectives as our other stockholders.

It is also our policy that all directors, officers and employees are prohibited from holding our securities in a margin account or pledging our securities as collateral for a loan or other obligation. Open market purchases of our securities by use of margin credit give the appearance of speculation, and for various reasons it may become necessary or desirable to reduce the margin indebtedness by selling such securities during a period when the purchaser may be in possession of material non-public information. Similarly, securities pledged (or hypothecated) as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan, and a foreclosure sale may occur at a time when the pledgor is aware of material non-public information or otherwise is not permitted to trade in our securities. You may, of course, exercise any stock options granted to you by us.
In certain circumstances, on a case-by-case basis, employees may trade in our securities in a manner that is otherwise contrary to the policies stated in this Section 8 if the employee who wishes to engage in such activities receives written approval from the General Counsel & Corporate Secretary.
9.    Stock Options. In general, under SEC rules regarding “short-swing” transactions, even Section 16 Insiders who are subject to these rules may exercise their stock options (to the extent exercisable) and immediately sell shares of our common stock issuable upon exercise without the exercise and subsequent sale by themselves giving rise to liability for recovery of profits. In other words, the exercise of the stock option generally is not matched against a subsequent sale of the underlying shares of common stock. Generally, directors, officers and employees are permitted to exercise their stock options (to the extent exercisable) and sell the shares of underlying common stock after such exercise. However, under this Insider Trading Policy, while the exercise of a stock option (i.e., the purchase of shares of common stock pursuant to a stock option grant) may take place at any time, a sale of the underlying shares of common stock by any member of the Restricted Group (defined in Section 2 above) should be made only during an “open window period” as set forth in Section 2 above.
Illustrative of the complexity of these SEC’s rules is the fact that in some circumstances the sale of shares of our common stock issuable upon exercise of a stock option immediately following a stock option exercise could result in liability. If the optionee has purchased shares of our common stock in the open market (e.g., on the New York Stock Exchange) within six months prior to the sale of the shares of our common stock issuable upon exercise of a stock option, or if an open market purchase is made within six months after the sale, the sale transaction would be matched with the purchase and a Section 16 Insider would be liable for any resulting “profit.” Such Section 16 Insider may never have intended to gain this “profit,” but, as previously mentioned, inadvertent violations are not excused. All of this again underscores the advisability of first checking with our General Counsel & Corporate Secretary before you engage in any transaction.
One further caution is with respect to option exercises. Optionees who choose to hold the shares of common stock issuable upon exercise of a stock option may have to borrow funds to pay for a substantial part of the purchase price of the shares of common stock covered by an exercise or for the income taxes due because of an exercise. We do not seek to impose a flat prohibition against all borrowing by optionees from any bank with which we do substantial business. On the other hand, it would contravene this Insider Trading Policy if any optionee were to offer, expressly or by implication, to provide or maintain business with the bank as a means of extracting preferential loan terms (whether in connection with an option exercise or otherwise) that would not have been made available regularly to other bank customers of comparable creditworthiness. In addition, a cashless exercise of stock options typically involves the public sale of our securities, and the restrictions set forth in this Insider Trading Policy would apply to such exercise.
This same principle applies to use of a corporate position in some other direct or indirect way to obtain more favorable terms than might otherwise be possible. In this context, unusually favorable loan terms may also present an appearance of impropriety which should be scrupulously avoided. Accordingly, borrowings from a bank with which we have an important relationship should be made only if you are personally satisfied that the foregoing criteria have been met.
10.    Consequences of Violation. We consider strict compliance with this Insider Trading Policy to be a matter of utmost importance. We would consider any violation of this Insider Trading Policy by any director, officer or employee as a threat to our reputation. Violation of this Insider Trading Policy could cause extreme embarrassment and possible legal liability to you and us. Knowing or willful violations of the letter or spirit of this Insider Trading Policy will be grounds for immediate termination.
Insider trading is a crime, punishable under federal securities laws by fines of up to $5,000,000 and 20 years in jail for individuals. In addition, the SEC may seek to impose on the violator a civil penalty of up to three times the profits made, or losses avoided from the trading. Violators must also disgorge any profits made and are often subject to an injunction against future violations. Finally, under some circumstances violators may be subjected to civil liability in private lawsuits.
Employers and other controlling persons (including directors, officers and other supervisory personnel) are also at risk under federal law. The Company and controlling persons may, among other things, face (i) penalties of the greater of $1,000,000 or three times the profits made, or losses avoided by the violator, and (ii) a criminal penalty of up to $25,000,000 if they fail to take appropriate preventive steps to control insider trading.
Thus, it is important both to you and us to avoid insider trading violations. You should be aware that stock market surveillance techniques are becoming more sophisticated all the time, and the chance that federal authorities will detect and prosecute even small-level trading is a significant one. The risk is simply not worth taking.
11.    Resolving Doubts. If you have any doubt as to your responsibilities under this Insider Trading Policy, seek clarification and guidance before you act from our General Counsel & Corporate Secretary. Do not try to resolve uncertainties on your own.

12.    A Caution About Possible Inability to Sell. Every officer, director and other employee, consultant and contractor has the individual responsibility to comply with this Insider Trading Policy. Although we encourage directors, officers and employee to own our securities as a long-term investment (see Section 7), all personnel must recognize that trading in securities may be prohibited at a particular time because of the existence of material non-public information. You may, from time to time, must forego a proposed transaction in our securities even if you planned to make the transaction before learning of the inside information and even though you believe you may suffer an economic loss or forego anticipated profit by waiting. Anyone purchasing our securities must consider the inherent risk that the sale of the securities could be prohibited at a time he or she might desire to sell them. The next opportunity to sell may not occur until after an extended period, during which the market price of the securities may decline.

Exhibit A

[List of positions on file with General Counsel and Corporate Secretary.]